UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number: 811-4321				Date examination completed: February 29, 2006
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: JPMorgan Value Opportunities Fund, Inc.
4. Address of principal executive office (number, street, city, state, zip code): Michael W. Stockton, 1101 Vermont Ave., N.W. Washington, D.C. 20005

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC 2198 (11-91)

Report of Independent Registered Public Accounting Firm

To the Directors of JPMorgan Value Opportunities Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about JPMorgan Value Opportunities Fund (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2006 (the “Examination Date”), and with respect to agreement of security purchases and sales, for the period from August 31, 2005 (the date of our last examination), through February 28, 2006:

–
Count and inspection of all securities of the Fund located in the vaults of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, New York, NY 11245 and at 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

–	Confirmation of all securities of the Fund held by the Custodian at the Depository Fund Company and the Federal Reserve Bank of New York in book entry form;

–
Reconciliation of all securities shown on the books and records of the Fund to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

–
Comparison of selected security positions held by the Custodian at foreign sub-custodians to advices of transaction balances as of the transaction date immediately prior to the Examination Date provided by foreign sub-custodians to the Custodian;

–	Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

–
Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Fund by confirmation with the brokers or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the JPValue Opportunities Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
September 7, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of JPMorgan Value Opportunities Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2006, and from August 31, 2005 (the date of our last examination), through February 28, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006, and from August 31, 2005 (the date of our last examination), through February 28, 2006, with respect to securities reflected in the investment account of the Fund.

JPMorgan Value Opportunities Fund.

By:	/s/ Michael W. Stockton
Name of Company Official
Vice President and Treasurer
Title September 7, 2006
Date